SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UTSTARCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00125 par value

(Title of Class of Securities)

918076100

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Susan Marsch

Vice President and General Counsel

UTStarcom, Inc.

1275 Harbor Bay Parkway

Alameda, California 94502

(510) 864-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Carmen Chang, Esq.

Tom Savage, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,433,053	$174.22

* Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 7,254,813 options to purchase the Issuer’s common stock that are eligible for exchange as of September 2, 2008 will be exchanged for new options and cancelled pursuant to this offer. These options had an aggregate value of $4,433,053.00 as of September 2, 2008, calculated based on a modified Black-Scholes option pricing model.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by UTStarcom, Inc., a Delaware corporation (“UTStarcom” or the “Company”):

(1) to Eligible Employees (as defined below) to exchange some or all of their outstanding Eligible Options (as defined below) for new options to be issued under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”); and

(2) to Eligible Employees (as defined below) who are subject to U.S. taxation to amend Discount Options (as defined below) to modify the exercise price per share of such options to limit the potential adverse tax consequences of Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”).

An “Eligible Employee” refers to an employee of UTStarcom (which, for purposes of this Offer, includes all subsidiaries or affiliates of UTStarcom) as of the commencement of the Offer who remains employed through the date of exchange and who resides in China, Hong Kong, India, Japan, Korea, or the United States. The Company’s executive officers and the members of its board of directors are not Eligible Employees and may not participate in the Offer.

An “Eligible Option” refers to an option to purchase shares of the Company’s common stock at an exercise price greater than or equal to $6.00 that was granted prior to July 15, 2006 under the Company’s 1997 Stock Plan (the “1997 Plan”), whether vested or unvested.  Notwithstanding the foregoing, if an option held by an eligible U.S. employee originally was granted with an exercise price less than the fair market value of the Company’s common stock on the date the option was granted (a “Discount Option”), the option will not be an Eligible Option unless the eligible U.S. employee first elects to amend the option to increase the exercise price to the fair market value of the underlying shares of the Company’s common stock on the date of grant.

Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Employee’s properly tendered Eligible Options, each Eligible Employee who elects to exchange outstanding and unexercised Eligible Options will receive new options covering a number of shares determined in accordance with the following exchange ratios, with the result rounded to the nearest whole number:

Per Share Exercise Price of Eligible Options*	Exchange Ratio**
$6.00 - $10.00	1.9-for-1
$10.01 - $15.00	3.8-for-1
$15.01 - $20.00	5.2-for-1
$20.01 - $25.00	8.2-for-1
$25.01 and higher	9.2-for-1

*                 The exercise price of Eligible Options is the exercise price originally set forth in the respective option agreement, without regard to any subsequent change in the exercise price as may be the case with amended Discount Options.

**          For example, an employee who surrenders an Eligible Option to purchase 5,000 shares with an original exercise price of $20.00 per share will receive a new option to purchase 962 shares (i.e., 5,000 divided by 5.2, with the result rounded to the nearest whole number, which equals 962).

Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Employee’s properly completed election form, an Eligible Employee who elects to amend his or her Discount Options but who does not also elect to exchange those options will receive an amended stock option agreement setting forth the amended exercise price of the stock option.

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options dated September 4, 2008 (the “Offer to Exchange”), (ii) the related Cover Letter to Eligible Employees from Peter Blackmore dated September 4, 2008, (iii) the related Election Form, and (iv) the related Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(D) and (a)(1)(E), respectively.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.  The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.                                   Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.                                   Subject Company Information.

(a)                                  Name and Address.

UTStarcom is the issuer of the securities subject to the Offer to Exchange. The address of the Company’s principal executive office is 1275 Harbor Bay Parkway, Alameda, CA 94502 and the telephone number at that address is (510) 864-8800.  The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Information concerning UTStarcom” (Section 11) is incorporated herein by reference.

(b)                                 Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to (1) employees holding certain outstanding options to purchase shares of the Company’s common stock granted under the 1997 Plan to exchange such options for new options to purchase shares of the Company’s common stock to be granted under the 2006 Plan and, (2) if such employees are subject to U.S. taxation and if such options are Discount Options, to modify the exercise price of such Discount Options to limit the potential adverse tax consequences of Section 409A, as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in: (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A); (ii) the related Cover Letter to Eligible Employees from Peter Blackmore dated September 4, 2008, attached hereto as Exhibit (a)(1)(B); (iii) the related Election Form, attached hereto as Exhibit (a)(1)(D); and the related Withdrawal Form, attached hereto as Exhibit (a)(1)(E).

As of September 2, there were outstanding Eligible Options to purchase 7,254,813 shares of the Company’s common stock.  Included in these outstanding Eligible Options were outstanding Discount Options to purchase 906,827 shares of the Company’s common stock.

(c)                                  Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 9) is incorporated herein by reference.

Item 3.                                   Identity and Background of Filing Person.

(a)                                  Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.                                   Terms of the Transaction.

(a)                                  Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligible employees and eligible options” (Section 2), “Number of new options” (Section 3), “Expiration date” (Section 4) “Procedures for electing to exchange options” (Section 5), “Withdrawal rights and change of election” (Section 6), “Acceptance of options for exchange and grants of new options” (Section 7), “Conditions of the offer” (Section 8), “Source and amount of consideration; terms of new options” (Section 10), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13), “Legal matters; regulatory approvals” (Section 14), “Material income tax consequences” (Section 15), “Extension of offer; termination; amendment” (Section 16), “Guide to Tax Issues in China” (Schedule C), “Guide to Tax Issues in Hong Kong” (Schedule D), “Guide to Tax Issues in India” (Schedule E), “Guide to Tax Issues in Japan” (Schedule F), and “Guide to Tax Issues in Korea” (Schedule G), is incorporated herein by reference.

(b)                                 Purchases.

None of the Company’s directors or executive officers may participate in this Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12), is incorporated herein by reference.

Item 5.                                   Past Contacts, Transactions, Negotiations and Arrangements.

(e)                                  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of new options” (Section 10) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.  See also (1) UTStarcom, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 10.4 from the Company’s Annual Report on Form 10-K filed with the SEC on June 1, 2006), (2) Form of stock option agreement under the 1997 Stock Plan (incorporated by reference to Exhibit 10.4 from the Company’s Annual Report on Form 10-K filed with the SEC on June 1, 2006), (3) UTStarcom, Inc. 2006 Equity Incentive Plan, attached hereto as Exhibit (a)(1)(H)(iii), and (4) Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan, attached hereto as Exhibit (a)(H)(iv).

Item 6.                                   Purposes of the Transaction and Plans or Proposals.

(a)                                  Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the Offer” (Section 1) is incorporated herein by reference.

(b)                                 Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and grants of new options” (Section 7) and “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 13) is incorporated herein by reference.

(c)                                  Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 1) and “Information concerning UTStarcom” (Section 11) is incorporated herein by reference.

Item 7.                                   Source and Amount of Funds or Other Consideration.

(a)                                  Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of new options” (Section 10) is incorporated herein by reference.

(b)                                 Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 8) is incorporated herein by reference.

(d)                                 Borrowed Funds.

Not applicable.

Item 8.                                   Interest in Securities of the Subject Company.

(a)                                  Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

(b)                                 Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 12) is incorporated herein by reference.

Item 9.                                   Person/Assets, Retained, Employed, Compensated or Used.

(a)                                  Solicitations or Recommendations.

Not applicable.

Item 10.                            Financial Statements.

(a)                                  Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Financial statements” (Section 19) and “Additional information” (Section 18) is incorporated herein by reference.  UTStarcom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 3, 2008, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 11, 2008, are incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)                                 Pro Forma Information.

Not applicable.

Item 11.                            Additional Information.

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 14) is incorporated herein by reference.

(b)                                 Other Material Information.

Not applicable.

Item 12.                            Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated September 4, 2008
(a)(1)(B)	Cover Letters to Eligible Employees from Peter Blackmore dated September 4, 2008
(a)(1)(C)	Form of Individual Listing of Eligible Options and Discount Options
(a)(1)(D)	Election Forms
(a)(1)(E)	Withdrawal Forms
(a)(1)(F)	Forms of confirmation e-mails
(a)(1)(G)	Forms of reminder e-mails
(a)(1)(H)(i)	UTStarcom, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 10.4 from the Company’s Annual Report on Form 10-K filed with the SEC on June 1, 2006)
(a)(1)(H)(ii)	Form of stock option agreement under the 1997 Stock Plan (incorporated by reference to Exhibit 10.4 from the Company’s Annual Report on Form 10-K filed with the SEC on June 1, 2006)
(a)(1)(H)(iii)	UTStarcom, Inc. 2006 Equity Incentive Plan
(a)(1)(H)(iv)	Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.                            Information Required by Schedule 13E-3.

(a)                                  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UTSTARCOM, INC.

By: /s/ Susan Marsch
Name: Susan Marsch
Title: Vice President and General Counsel

Date: September 4, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options dated September 4, 2008
(a)(1)(B)	Cover Letters to Eligible Employees from Peter Blackmore dated September 4, 2008
(a)(1)(C)	Form of Individual Listing of Eligible Options and Discount Options
(a)(1)(D)	Election Forms
(a)(1)(E)	Withdrawal Forms
(a)(1)(F)	Forms of confirmation e-mails
(a)(1)(G)	Forms of reminder e-mails
(a)(1)(H)(i)	UTStarcom, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 10.4 from the Company’s Annual Report on Form 10-K filed with the SEC on June 1, 2006)
(a)(1)(H)(ii)	Form of stock option agreement under the 1997 Stock Plan (incorporated by reference to Exhibit 10.4 from the Company’s Annual Report on Form 10-K filed with the SEC on June 1, 2006)
(a)(1)(H)(iii)	UTStarcom, Inc. 2006 Equity Incentive Plan
(a)(1)(H)(iv)	Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable